SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       FORM 15


        Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                            Commission File Number 1-8765

                                Broadway Stores, Inc.
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                (Exact name of registrant as specified in its charter)

                               3880 North Mission Road,
                            Los Angeles, California 90031
                                    (213) 227-2000
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            (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock, par value $.01 per share
                  Series A Preferred Stock, par value $.01 per share
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               (Title of each class of securities covered by this Form)

                                       Warrants
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            (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i) [X]      Rule 12h-3(b)(1)(i) [ ]
               Rule 12g-4(a)(1)(ii)[ ]      Rule 12h-3(b)(1)(ii)[ ]
               Rule 12g-4(a)(2)(i) [ ]      Rule 12h-3(b)(2)(i) [ ]
               Rule 12g-4(a)(2)(ii)[ ]      Rule 12h-3(b)(2)(ii)[ ]
                                            Rule 15d-6          [ ]

            The number of holders of record of Common Stock as of the
        certification or notice date:   One
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            The number of holders of record of Series A Preferred Stock as
        of the certification or notice date:   Zero
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            Pursuant to the requirements of the Securities Exchange Act of
        1934, Broadway Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.












        Date:  October 12, 1995               By:  /s/ Dennis J. Broderick
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                                                 Dennis J. Broderick
                                                 Vice President